

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Adrian Crawford Ansell
Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands
JE4 8SG

> **Re: Telupay International Inc. (f/k/a I-Level Media Group Incorporated)**
> **Amendment No. 1 to Form 8-K**
> **Filed December 31, 2013**
> **Response dated December 23, 2013**
> **File No. 000-52069**

Dear Mr. Ansell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 – Completion or Acquisition or Disposition of Assets, page 4

1. Please revise your disclosure regarding contacts between Mr. Ansell and Mr. Chiew prior to the merger to distinguish between Telupay and I-Level Media. As drafted, your references to "the company" are potentially ambiguous.

Certain Relationships and Related Transactions and Director Independence, page 28

Related Party Transaction, page 28

2. We note your revised disclosure that upon completion of the merger transaction Forte Finance held 5,386,097 shares of your common stock. Based on 107,411,182 shares of your common stock issued and outstanding as of September 24, 2013, it appears that

Adrian Crawford Ansell
Telupay International Inc.
January 9, 2014
Page 2

Forte Finance may own over 5% of your issued and outstanding shares. Please add Forte Finance to your beneficial ownership table on page 21 or tell us why it is not necessary.

Telupay PLC and Subsidiaries

Consolidated Financial Statements

Revenue Recognition, page F-21

3. We note your response to comment 14 from our letter dated October 24, 2013. However, it does not appear that you have revised your revenue recognition disclosure; as such we are reissuing our prior comment. It appears that your current revenue recognition policy quotes accounting literature and does not specifically state when and how you recognize revenue for your different transactions. Please enhance your revenue recognition policy to clearly describe each type of revenue stream, terms of the revenue arrangements, and your specific revenue policy as it relates to each revenue stream. Disclose when you recognize revenue for each revenue stream. Also, provide detailed discussion of your accounting for revenue-sharing arrangements noted on page seven of your filing.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director